


Frozen Food Express

November 2005



Stephens Inc.

Investment Bankers

Logistics and Transportation Services Conference

November 2, 2005

Frozen Food Express Industries, Inc. and Subsidiaries

F. Dixon McElwee, Jr.

Senior Vice President & Chief Financial Officer

Safe Harbor Statement

This document contains information and forward-looking statements that are based on management's current beliefs and expectations and assumptions which are based upon information currently available. Forward-looking statements include statements relating to plans, strategies, objectives, expectations, intentions, and adequacy of resources, and may be identified by words such as "will", "could", "should", "believe", "expect", intend", "plan", "schedule", "estimate", "project" and similar expressions. These statements are based on current expectations and are subject to uncertainty and change.

Although management believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Should one or more of the risks or uncertainties underlying such expectations not materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected.

Among the key factors that are not within management's control and that may have a bearing on operating results are demand for the company's services and products, and its ability to meet that demand, which may be affected by, among other things, competition, weather conditions and the general economy, the availability and cost of labor, the ability to negotiate favorably with lenders and lessors, the effects of terrorism and war, the availability and cost of equipment, fuel and supplies, the market for previously-owned equipment, the impact of changes in the tax and regulatory environment in which the company operates, operational risks and insurance, risks associated with the technologies and systems used and the other risks and uncertainties described in the company's filings with the Securities and Exchange Commission.

Company Information

- Leading publicly traded refrigerated trucking company in the U.S.

- Headquartered in Dallas, Texas

- Publicly traded on Nasdaq National Market (FFEX)

- 2004 freight revenue of $465 Million

- 2,314 trucks

- 70/30 company-owned/owner-operator

Investment Considerations

- Industry dynamics create new opportunities

- Key player in a capacity constrained environment

- Competitively differentiated by our diversified service offerings

- Unique flexibility to allocate resources from TL to LTL

- Opportunity to expand margins as evidenced by recent performance

- Strong cash flows and healthy balance sheet

2004 Freight Revenue Mix

Total Revenue $465M



Refrigerated Truckload Revenue Mix 2004



Key Industry Factors

- Industry-wide driver shortage
- Increasing barriers to entry
- High operating costs (drivers, fuel, insurance)



- Higher pricing and increased utilization
- Increasing Emphasis on Economics of Scale
- Fewer carriers - $1 billion less capacity in the full-truckload refrigerated market
- Consolidation continues

Consolidated Sector
Refrigerated Full Truckload Bankruptcies

- Rocor International, 4th largest @ $341 million in revenue.
- Ameritruck Distribution, 5th largest @ $300 million in revenue.
- Dick Simon Trucking, 7th largest @ $210 million in revenue.
- Aasche Transportation, 10th largest @ $154 in revenue.
- More than $1 billion capacity taken out of the full-truckload refrigerated market in less than 5 years.

- In addition…
  - Alterman Transport Lines, $68 million, the only nationwide refrigerated LTL competition to Frozen Food Express.

November 2005

Competitive Landscape 2005

- Transport Industries Holdings, @ $560 million
- Prime, Inc., @ $522 million.
- C.R. England, @ $508 million.
P - **Frozen Food Express Industries, Inc, @ $474 million.**
P - Marten Transport, @$380 million.
- Stevens Transport, @ $368 million.
- KLLM, Inc., @ $265 million.
- Central Refrigerated Service, @ $228 million.
- Shaffer Trucking, @$209 million.
- Navajo Shippers, @$168 million.

$8-$9 billion sector; Top Ten comprise $3.7 billion

Source: Refrigerated Transporter, September 2005

"P"= Publicly traded company

Key Player in a
Capacity Constrained Environment

FFEX truckload revenue per mile in 2004 and 2005:

2004	Q1	Q2	Q3	Q4
Rate per mile	$1.35	$1.36	$1.41	$1.45
y/y %	3.8	3.0	6.4	8.2

2005	Q1	Q2	Q3
Rate per mile	$1.49	$1.50	$1.55
y/y %	10.4	10.3	9.9

November 2005

Unique Resources

- One-stop solution with refrigerated TL (46%), refrigerated LTL (29%), and dry van TL (20%)

- Only national LTL carrier
  - 12 terminals; 8 recruiting centers/offices
  - Scheduled routes and service

- Serving a broad range of freight categories

- Limited customer concentration
  - No customers make up 10% of revenue
  - Top 20 customers make up 40% of revenue
  - Remaining 3,000 customers make up the remainder

Balance Sheet @ September 30, 2005

- Cash = $7.8mm

- Total Assets = $182.6 million

- No Debt

- Shareholder Equity = $112.2 million

Note: $30 million of annual rental expense from operating leases.

Cash Flow

	2005 YTD	2004	2003	2002
Cash Flow from Operations	$ 14.0	$ 40.5	$ 14.2	$ 9.4
CAPEX, net of dispositions	(8.7)	(27.7)	(21.5)	(13.4)
Free Cash Flow [1]	$ 5.3	$ 12.8	$ (7.3)	$ (4.0)

[1] Free Cash Flow is defined as FFEX after-tax cash generated by operations available to return to investors after capital expenditures.

Uses of Free Cash Flow

- Purchase more Equipment

- Repurchase Stock

- Accretive Acquisitions

Management Initiatives to Drive Profitability

❑ Reduce Driver Turnover

❑ Enhance Freight Network

❑ Cost Containment

❑ Expand High Margin Service Offerings

> OPPORTUNITY: 1% improvement in Operating Ratio equates to $5 million pre-tax income or 16 cents per diluted share.

Initiative No. 1
Reduce Driver Turnover

- Increase driver awareness and open communication

- Programs to mitigate impact of HOS
  - General pay increases
  - Re-structured bonus programs
  - Per-diem adjustments

- Currently 95% and goal is to reduce by a third

Initiative No. 2
Freight Network Discipline

- Maintain discipline with customer lanes and drivers

- Requires network planning and freight selection to target maximum profitability

- This initiative reduces empty mile inefficiency and increases compensated miles

November 2005

17

Initiative No. 3
Cost Containment

◻ Freight terminal profitability reviews

◻ Improve back office operational efficiencies

◻ Overall reduction in SG&A spending levels

◻ Improve our Tractor to Non-Driver ratio

Initiative No. 4
Expand High Margin Business

- Focus on growing intermodal transportation services and dedicated services group

- Upside potential of 10-12% top line growth

- Concentrate on revenue mix through fleet rotation

Growth Engines



Double Digit
Top Line Growth
Acquisition
-Opportunities
Logistics
-Industry demand v.
asset capacity
Disciplined Freight Network
-Tighter Network
-Optimizer Software
-Increase Equipment Utilization
Expanding Margins
-Higher Margin Services
-SG&A Productivity
-Driver & non-driver ratio

20

Contact Information

Stoney M. Stubbs, Jr.

Chief Executive Officer

F. Dixon McElwee, Jr.

Chief Financial Officer

Charles G. Robertson

Chief Operating Officer

Frozen Food Express Industries, Inc.
1145 Empire Central Place
Dallas, Texas 75247-4309

P.O. Box 655888
Dallas, Texas 75265-5888
(214) 630-8090
http://www.ffex.net
cfo@ffex.net